November 23, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Wilson K. Lee

Regarding:	CNL Healthcare Properties, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”)
File No. 000-54685

Dear Mr. Lee:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 12, 2015 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filings. For your convenience, the Company has repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 77

1. We note you present property-level NOI. It appears such a measure represents a Non-GAAP financial measure. Please clarify how you have complied with the disclosure requirements outlined within Item 10(e) of Regulation S-K. This comment should also be applied to your disclosure and discussion of same-store NOI that you began presenting within periodic filings during the current fiscal year.

Response: In order to comply with Item 10(e) of Regulation S-K, the Company’s disclosure presents property-level net operating income (“Property-level NOI”) in equal prominence with net loss, calculated and presented in accordance with GAAP, and includes a reconciliation between Property-level NOI and net loss. Management of the Company uses Property-level NOI as a key performance metric for internal monitoring and planning purposes, including the preparation of its annual operating budget and monthly operating reviews, as well as to facilitate analysis of future investment and business decisions. Management’s objective with regards to the inclusion of same-store Property-level NOI during the current fiscal year has been to provide investors with a better understanding of how both acquisitive and organic growth in Property-level NOI have contributed to the Company’s operating performance and financial results. Thus, the Company believes that presentation of this non-GAAP financial measure is helpful to investors’ understanding of the Company’s operating and investment decisions. In addition, the Company believes that Property-level NOI allows management, investors and analysts to evaluate the Company’s operating results and performance trends on a year-to-year basis because it is an indicator of the return on property investment, before corporate-level allocations and other expenses, and provides a method of comparing property specific performance over time. Although not specifically disclosed, the Company believes that the nature of its Property-level NOI presentation is generally understood as being useful to investors for the aforementioned reasons and is consistent with key performance metrics provided by other real estate investment trusts to their investors.

In the Company’s Form 10-Q for the quarter and nine months ended September 30, 2015 and future Exchange Act periodic reports, the Company has and will continue to include in its disclosures of Property-level NOI a reconciliation to net income (loss) and the following reasons why management believes this non-GAAP financial metric provides useful information to investors in evaluating the Company’s operating results and performance trends:

We use Property-level NOI, a non-GAAP measure, as a key performance metric for internal monitoring and planning purposes, including the preparation of annual operating budgets and monthly operating reviews, as well as to facilitate analysis of future investment and business decisions. It does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income or loss (determined in accordance with GAAP) as an indication of our operating performance or to be an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. We believe the presentation of this non-GAAP measure is important to the understanding of our operating results for the periods presented because it is an indicator of the return on property investment and provides a method of comparing property performance over time.

Funds from Operations and Modified Funds from Operations, page 86

2. We note you have labeled certain adjustments as non-recurring as part of your reconciliation of net loss to FFO and MFFO. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise future periodic filings to remove the reference to non-recurring from your disclosure. Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: As requested by the Staff, in the Company’s Form 10-Q for the quarter and nine months ended September 30, 2015 and future Exchange Act periodic reports, the Company has and will cease to reference adjustments in the reconciliation of net loss to FFO and MFFO as being “non-recurring” since, although infrequent or unusual, the charges or gains are reasonably likely to recur within two years.

As noted in our Form 10-K for the fiscal year ended December 31, 2014, the Company believes MFFO as defined by the Investment Program Association’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO (the “IPA’s Guidelines”) is a useful supplemental measure of the Company’s operating performance and financial results (when combined with the primary GAAP presentations) and is a recognized metric used extensively by the real estate industry and, in particular, real estate investment trusts. The Company further notes that all adjustments included in its reconciliation of net loss to MFFO are consistent with the IPA’s Guidelines and are important for investors to evaluate the Company’s operating performance and financial results against other real estate investment trusts.

As requested by the Staff, the Company provides the following representations in connection with responding to the Comment Letter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its annual report on Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned at (407) 540-7519.

Sincerely,

/s/ Kevin R. Maddron
Kevin R. Maddron
Chief Financial Officer, Treasurer and Chief Operating Officer

Cc:	Jeffrey Lewis